

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

August 18, 2008

Mr. Dennis W. Doll
President and Chief Executive Officer
Middlesex Water Company
1500 Ronson Road
Iselin, New Jersey 08830

      Re: **Middlesex Water Company**
            Item 4.02 Form 8-K
            Filed August 6, 2008
            Item 4.02 Form 8-K/A
            Filed August 15, 2008
            File No. 0-422

Dear Mr. Doll:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Sondra Snyder
Staff Accountant